News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SEA	March 25, 2022

Seabridge Gold Files 2021 Annual Information Form, Year End

Audited Financial Statements and MD&A

Toronto, Canada… Seabridge Gold announced today that it has filed its Annual Information Form, Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2021 on SEDAR (www.sedar.com).  These documents are also available on the Company's website at https://www.seabridgegold.com/investors/financial-reports. Seabridge's Form 40-F will be filed shortly with the SEC on EDGAR (www.sec.gov/). The Company's Shareholders may, upon request, receive a hard copy of the Company's complete 2021 audited consolidated financial statements free of charge. Seabridge plans to issue its Annual Report to Shareholders shortly after completion of the updated KSM Preliminary Feasibility Study which is expected in June.

In 2021 Seabridge posted net income of $0.9 million ($0.01 per share) compared to a loss of $14.9 million ($0.23 per share) in 2020.  During 2021, Seabridge invested $74.4 million in mineral interests, property and equipment compared to $166 million in mineral interests, including the acquisition of the East Mitchell deposit and 3 Aces project, in 2020. The Company's working capital position at December 31, 2021, was $36.9 million and compares to the $36 million reported as at December 31, 2020. Subsequent to December 31, 2021, the Company's working capital was significantly strengthened through completion of a US$225 million financing with Sprott Resource Streaming and Royalty Corp. and Ontario Teachers' Pension Plan (see Financing News Release (https://www.seabridgegold.com/press-release/seabridge-closes-us-225-million-financing-with-sprott-and-ontario-teachers)).

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the schedule for completing the updated KSM Preliminary Feasibility Study and the Seabridge Annual Report are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include unexpected delays in assembling the required information and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292  www.seabridgegold.com